Exhibit 99.1

ACTIVITY REPORT FIRST HALF YEAR 2004

OVERALL ENVIRONMENT

Sanofi-Synthélabo offer

On January 26, 2004, Sanofi-Synthélabo, a French pharmaceutical company, announced an unsolicited exchange offer to acquire all of the shares of Aventis, which was initially rejected by the Aventis Management Board and the Aventis Supervisory Board. Later on, on April 25, 2004, Aventis and Sanofi-Synthélabo agreed on the terms and conditions of an improved offer. The Management Board and the Supervisory Board decided to recommend this offer to Aventis shareholders.

The unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2004 do not anticipate potential impacts of the change of control of Aventis that would result from the successful exchange offer initiated by Sanofi-Synthélabo.

CONSOLIDATED GROUP RESULTS

Aventis consolidated net sales were € 8.166 billion in the first half of 2004 compared to € 8.622 billion in the year-ago period, a decline of 5.3%. The 2003 sales figure includes the consolidated sales from the therapeutic proteins business Aventis Behring, which was divested on March 31, 2004, and is being treated as a discontinued operation in the 2004 results (and therefore excluded from consolidated sales). In addition, sales were unfavorably impacted by currency translation due to the negative impact of the value of the euro against other currencies. Total revenues (which includes co-promotion income from Actonel and other prescription drugs) declined by 4.6% to reach € 8.333 billion in the first half of 2004, compared to € 8.734 billion in the year-ago period. Aventis consolidated net income was € 1,166 billion for the first half 2004 compared to € 813 million in the same period of 2003, while consolidated basic earnings per share (EPS), including costs related to the tender offer initiated by Sanofi-Synthélabo were € 1.50 compared to € 1.03. Before the costs related to the tender offer initiated by Sanofi-Synthélabo, EPS would have been € 1.64.

AVENTIS FOCUSES ON PHARMACEUTICAL BUSINESS AND SIMPLIFIES REPORTING STRUCTURE

Aventis made further progress in the first half year of 2004 with the divestment of non-core activities. At the end of the first quarter, Aventis divested its therapeutic proteins business (Aventis Behring) to Australia's CSL Ltd for which Aventis will receive total proceeds of up to $925 million. In May an agreement was signed to sell Frankfurt-based textiles dyes manufacturer DyStar to Platinum Equity, a global investment firm. Hoechst holds 35 percent of DyStar. Aventis management's objective is to complete the divestment of the remaining non-core activities, which comprise equity stakes in the chemical companies Wacker and Rhodia.

Aventis • 67917 Strasbourg • Cedex 9 • France www.aventis.com
Address for visitors: 16, Avenue de l'Europe • Espace Européen de l'Entreprise • F-67300 Schiltigheim

As a result of these changes, starting January 2004, Aventis has simplified its reporting structure and the 2004 consolidated financial statements are reported at the level of Aventis Group, eliminating the split between core and the remaining non-core business activities. For 2004, Aventis Group represents the on-going core business activities in prescription drugs, human vaccines, the Merial animal health equity-method joint venture and corporate activities. It also includes the remaining non-core businesses. Aventis Behring is treated as a discontinued operation in 2004. Following the divestment of Aventis Behring on March 31, 2004, the remaining non-core activities are considered to be less material. As a result the performance of Aventis presented as a Group in 2004 is compared with the 2003 Aventis core business results.

BUSINESS OVERVIEW—2004 GROUP VS 2003 CORE BUSINESS

Aventis consolidated net sales were € 8.166 billion in the first half of 2004 compared to € 8.141 billion of sales for the core business in the year-earlier first half. Consolidated net income increased by 7.2% to € 1.166 billion in the first half from € 1.088 billion in core net income a year earlier. Consolidated earnings per share (EPS) in the first half of this year were € 1.50 compared to core EPS of € 1.38, an increase of 8.7% from the 2003 comparable period. Excluding the impact of the costs incurred in relation to the tender offer initiated by Sanofi-Synthélabo, the EPS growth would have been 18.9%.

AVENTIS KEY FIGURES (in € million, except EPS)	H1 2004(1)	H1 2003(2)	Total variance(4)
Net sales	8,166	8,141	0.3%
Activity variance(3)			5.3%
Net income	1,166	1,088	7.2%
EPS (in €)	1.50	1.38	8.7%

(1)
The consolidated income statement of Aventis as of June 30, 2004 has been subject to a limited review by the auditors

(2)
Not subject to a limited review by the auditors

(3)
Excluding currency translation effects

(4)
Percentages are calculated before rounding the data

Reported sales rose 0.3% to € 8.166 billion in the first half of 2004, unfavorably impacted mainly by the negative impact of the value of the euro against other currencies, while on an activity basis sales increased 5.3%.

Note concerning sales growth: all references below that refer to activity growth mean on a constant exchange rate basis.

Sales of strategic products, which comprise strategic brands(1) and human vaccines, amounted to € 4.753 billion in the first half of 2004, an activity increase of 17.9% from a year earlier, and accounted for 58.2% of total Group sales. Strategic brands sales activity rose 20.4% to € 4.086 billion in the first semester 2004, while human vaccines sales activity increased 4.4% to € 667 million.

(1)
The Aventis strategic brands are Actonel, Lovenox/Clexane, Ketek, Lantus, Taxotere, Amaryl, Arava, Campto, Copaxone, Insuman, Nasacort, Targocid, Tavanic and Delix/Tritace. Since January 1, 2004, Allegra is no longer classified as a strategic brand and its sales are reported independently.

Sales activity of other prescription drugs, which generally do not receive marketing and promotional support, fell 9.4% in the first semester, due mainly to the ongoing negative impact of healthcare cost-containment measures in many European countries. On a like-to-like basis, excluding divested products, sales activity for this group of products declined 5.0%.

Bulk and toll manufacturing, which includes the production of active pharmaceutical ingredients for third parties, reported a sales activity decrease of 9.9% to € 254 million in the first semester.

In the United States, the world's largest pharmaceutical market, sales totaled € 2.951 billion in the 2004 first half compared to € 3.054 billion in the year-ago period, a decline of 3.4% as reported (+7.3% on an activity basis). Most strategic products continued to perform strongly, with in particular strong sales growth of the long-acting insulin Lantus and the anti-thrombotic Lovenox/Clexane, which helped to offset lower sales of Allegra. Sales of Taxotere remained under pressure due to an unfavourable U.S. Medicare Reimbursement policy, which favours generic products. The first of the new Taxotere indications, for hormone refractory prostate cancer, was approved during the first quarter.

In Europe, sales activity rose 1.7% with an ongoing expansion of strategic products (up 14.3% on an activity basis), driven by strong sales of Actonel, Lantus, Ketek, Lovenox and oncology products (Taxotere, Campto). However, government cost-containment policies to curb healthcare spending continue to impact the pharmaceutical market and the rest-of-portfolio products. Strategic brands accounted for 57.4% of total sales in Europe compared to 51.1% in the year-ago period. In France strategic product sales grew strongly (+26.3% activity variance), particularly the chemotherapy agent Taxotere, as well as continued strong sales of Lantus following its launch in this market in 2003. Germany also showed strong sales of strategic brands with oncology and thrombosis products, helped by the successful launch of the Copaxone pre-filled syringe. However, strong generic competition,which started in late 2003, affected the sales of the cardiovascular drug Delix/Tritace in Germany as well as in the UK.

In Japan, first-half sales activity advanced 3.7% to € 419 million, mainly due to the success of the antibiotic Ketek, launched in December 2003, to Amaryl and to the continued success of Actonel. After the country experienced one of its weakest allergy seasons within the last decade, which affected Allegra in first-quarter sales, Allegra is now proving successful in the dermatology segment.

SELECTED SALES OF AVENTIS STRATEGIC BRANDS AND VACCINES(1)

(in € million)	H1 2004	H1 2003	Activity Variance(2)
Lovenox/Clexane global sales	915	799	22.7%
U.S. sales	548	490	24.2%
Taxotere global sales	716	667	13.7%
U.S. sales	327	363	0.1%
Delix/Tritace global sales (Not sold by Aventis in the U.S.)	454	504	-9.4%
Lantus global sales	375	199	102.1%
U.S. sales	229	153	66.3%
Ketek global sales (U.S. launch set for August)	77	39	100.6%
Actonel total Alliance sales(3)	470	295	59.2%
Actonel sales consolidated by Aventis(4)	140	81	74.6%
Human vaccines sales consolidated by Aventis(5)	667	683	4.4%
U.S. sales	380	385	9.5%

(1)
Not subject to a limited review by the auditors

(2)
Excluding currency translation effects

(3)
Cooperation with Procter & Gamble

(4)
Actonel sales as consolidated by Aventis, including sales in Japan

(5)
Vaccines sales in Europe through the Aventis Pasteur MSD joint venture are not consolidated by Aventis

Lovenox/Clexane (enoxaparin sodium): in the first half of 2004 reported sales rose 14.5% over a year-ago period. On an activity basis the anti-thrombotic agent recorded a sales increase of 22.7% in the first half of 2004, while U.S. sales activity rose 24.2%, thanks to increasing penetration in key geographic markets at the expense of unfractionated heparin, the main competitor, in the treatment of medical patients at risk for deep vein thrombosis (DVT) as well as in patients with acute coronary syndrome. U.S. growth has been driven by an enlarged sales force and increased efforts to raise awareness about DVT.

As previously announced, Aventis filed an application with the United States Patent Office (USPTO) in May 2003 for the reissuance of U.S. Patent 5,389,618 ('618 patent'), related to Lovenox. A reissuance application is typically used to seek modification in the specifications of a granted patent. During the reissuance process, the '618 patent remains in force.

Aventis recently received a second rejection of the reissuance application from the USPTO. A first rejection was received earlier in the second quarter. Even though the second rejection was characterized as a "final rejection" by the USPTO, Aventis has the option of continuing the reissuance process or filing an appeal. Aventis believes that if its arguments in response to the second rejection are favorably received, the USPTO could issue a notice of approval of Aventis' application for reissuance by the end of 2004 and finally reissue the patent in 2005. Aventis remains committed to continuing the reissue process. The '618 patent is the subject of patent infringement litigation against two companies that are seeking approval to market generic versions of Lovenox after expiration of Aventis' other U.S. patent on Lovenox in December 2004. By suing to enforce the '618 patent, Aventis initiated an automatic stay prohibiting the FDA from approving these generic versions for 30 months, or until an earlier court decision adverse to Aventis in a patent infringement lawsuit. Aventis has agreed to be bound in the lawsuit by the ultimate non-appealable outcome of the reissuance proceeding.

Taxotere (docetaxel): compared to the first half of 2003, reported sales increased 7.3% in the first half of 2004. On an activity basis, sales increased 13.7% at € 716 million, from € 667 million last year. In the U.S., Taxotere sales were flat mainly due to an unfavorable reimbursement environment. Compelling clinical data in breast cancer that was presented in late 2003 helped to fuel Taxotere sales in Europe.

On May 21, the U.S. Food and Drug Administration (FDA) approved Taxotere Injection Concentrate for use in combination with prednisone as a treatment for men with androgen-independent (hormone-refractory) metastatic prostate cancer. This action has made Taxotere the only chemotherapeutic drug approved for breast, lung and prostate cancer, three of the most prevalent cancers. The recent accelerated approval in prostate cancer and an anticipated approval in early-stage breast cancer is expected to fuel future growth in the U.S. Taxotere is being studied extensively for use in head and neck, and gastric cancers. Results from a trial conducted by the European Organization for Research and Treatment of Cancer (EORTC) Head and Neck Cooperative Group showed Taxotere, when added to a standard therapy, demonstrated superior overall survival rates in the treatment of head and neck cancers compared to the standard therapy. Patients also benefited from significantly improved progression-free survival and cancer response rates, as well as a lower rate of severe side effects. A submission for gastric cancer is planned for late 2004 and a submission for head and neck cancer is planned for 2005.

Additionally, in May, the FDA granted a Priority Review designation for the registrational application to support Taxotere for the treatment of women with early-stage operable breast cancer with involved axillary lymph nodes. Aventis submitted a supplemental New Drug Application (sNDA) for the additional indication in March. The Priority Review designation means that the FDA will target an agency action on or before September 17, 2004.

Delix/Tritace (ramipril): The cardiovascular drug recorded reported sales of € 454 million in the first half of 2004, a decrease of 9.9% compared to the € 504 million in the first half of 2003. On an activity basis sales declined by 9.4%, due mainly to the introduction of generic versions of the drug in Germany and the United Kingdom. However, other European markets and Canada showed strong growth rates, reflecting the benefits of the ACE inhibitor in treating patients with hypertension and/or diabetes seeking to reduce the risk of cardiovascular events.

Lantus (insulin glargine): Reported sales increased 88.4% over the 2003 first half. On an activity basis, sales grew 102.1% from € 199 million in the first half of 2003 to € 375 million in the first half of 2004. In the U.S., where the product remains the leading branded insulin in terms of total prescriptions, sales activity of the 24-hour insulin analog remained strong, advancing 66.3%. Lantus is the largest brand in the total insulin market (value) in France. In Germany, Lantus currently holds a 50% market share in the basal (long-acting) insulin market. In June at the American Diabetes Association annual meeting, the first data comparing Lantus to premixed insulins was presented. The data showed effective glycemic control and less hypoglycemia with Lantus plus oral anti-diabetes drugs versus premixed insulins 70/30.

Ketek (telithromycin): Reported sales reached € 77 million. On an activity basis sales of the antibiotic, which specifically targets upper respiratory tract infections, rose 100.6% due to its launch in several new markets during 2003 and its use in more than nine million patients to date. Ketek received U.S. FDA approval in April, and the U.S. product launch is scheduled for August 2 in time for the start of the fall 2004 respiratory tract infection season.

Actonel (risedronate): Worldwide sales of the osteoporosis treatment marketed through the Alliance for Better Bone Health with Procter & Gamble totaled € 470 million, a sales activity increase of 59.2% over the 2003 first half. Sales consolidated by Aventis were € 140 million, an activity increase of 74.6%. In addition to sales of products, Aventis reported co-promotion income related to Actonel of € 157 million in the first half of 2004 compared to € 106 million in the year-ago period.

Teva Pharmaceuticals USA, Inc. (Teva) has filed an Abbreviated New Drug Application (ANDA) with the FDA with Paragraph IV certifications against the five U.S. patents listed for risedronate sodium tablets in the FDA's list of Approved Drug Products with Therapeutic Equivalence Evaluations (also known as the "Orange Book"). Teva is seeking approval to market generic versions of risedronate sodium tablets in the U.S. Aventis is currently reviewing legal options.

The vaccines business, Aventis Pasteur, generated sales of € 667 million, an increase of 4.4% over the first half of 2003 on an activity basis. This growth was derived from strong sales of pediatric vaccines, which rose 14.1%, and adult booster vaccines, which advanced 55.9%, driven by strong demand in the U.S. and Canada. But this good performance was offset by a decrease in the sales of polio vaccines in the U.S. due to a stronger competitive environment. In Europe, sales by the joint venture Aventis Pasteur MSD, which are not consolidated by Aventis, rose to € 254 million and were boosted by the launches of new adult booster vaccines in the UK and France. This will be the first influenza season since the Centers for Disease Control (CDC) expanded its recommendations to cover all infants from six through 23 months of age. Aventis Pasteur's Fluzone vaccine is the only influenza vaccine approved for this age group. In addition, a record number of pre-booking orders for Fluzone vaccine have been received in the U.S. this year.

Sales activity of the seasonal allergy drug Allegra (fexofenadine HCI) declined 9.7% worldwide to € 760 million, while U.S. sales activity fell 11.2% to € 601 million. The performance of Allegra in the U.S. continues to be affected by over-the-counter (OTC) branded and private-label products as well as changes in reimbursement for prescription antihistamines by managed care organizations. However, through the first half of 2004, Allegra outperformed the market (-12% v. -16%) by continuing to take market share from competitors. Patent infringement lawsuits have been filed against seven companies currently seeking to market generic versions of fexofenadine. In addition, patent infringement lawsuits have been filed against suppliers of bulk fexofenadine to generic drug companies. These lawsuits are pending in the U.S. District Court of New Jersey. The previously communicated trial date of September 2004 is no longer in effect. No new trial date has been set.

AVENTIS SUBMISSIONS AND APPROVALS PROGRAM ADVANCES

Aventis made strong progress in its submissions and approvals program in the first half of 2004.

In early April, the U.S. FDA approved Ketek (telithromycin), a first-in-class antibiotic, to treat acute exacerbation of chronic bronchitis; acute bacterial sinusitis; and mild to moderate community-acquired pneumonia, including those infections caused by multi-drug resistant streptococcus pneumoniae, in patients age 18 and older. Ketek will be launched in the U.S. on August 2. Ketek is already in use in major European, Latin American and Asian markets, and with an estimated peak global sales potential of more than € 1.5 billion.

In the first quarter, Aventis submitted the chemotherapy agent Taxotere (docetaxel) for U.S. and EU approval for the treatment of early stage breast cancer as well as for hormone refractory prostate cancer.

In May, Taxotere was approved May by the U.S. Food and Drug Administration for use in combination with prednisone for androgen-independent (hormone-refractory) metastatic prostate cancer, making Taxotere the only chemotherapeutic drug approved for breast, lung and prostate cancer, three of the most prevalent cancers. The FDA also granted a Priority Review designation for the registrational application to support Taxotere for the treatment of women with early-stage operable breast cancer with involved axillary lymph nodes. FDA agency action is expected on or before September 17. In addition, Taxotere is being studied extensively for use in head and neck, and gastric cancers. A submission for gastric cancer is planned for late 2004 and a submission for head and neck cancer is planned for 2005.

In April, the FDA approved Nasacort HFA (triamcinolone acetonide) Nasal Aerosol for the treatment of nasal symptoms associated with seasonal and perennial allergic rhinitis in adults and children age six and older. When marketed, this will be the only nasal aerosol intranasal corticosteroid available in the U.S. that contains hydrofluoroalkane (HFA) rather than chlorofluorocarbons (CFCs). The launch is currently planned for December.

Also in April, the FDA gave its approval for Apidra (insulin glulisine [rDNA origin] injection), a rapid-acting insulin analog for the treatment of adults with type 1 and type 2 diabetes. In early June the Committee for Medicinal Products for Human Use (CHMP), the scientific body of the European Medicines Evaluation Agency (EMEA), followed with its positive opinion for Apidra for the treatment of type 1 and type 2 diabetes in adults. The CHMP's opinions generally serve as the basis for European Commission approvals, which are typically issued three months after the CHMP publishes its views.

In June, the European Commission approved a new indication for Arava (leflunomide): the treatment of adult patients with active psoriatic arthritis (PsA). Arava, marketed since 1998, is the first oral disease modifying anti-rheumatic drug (DMARD) therapy approved in this indication by the EC.

In addition, during the first quarter, Aventis, with Pfizer Inc., submitted the inhalable insulin Exubera for EU regulatory approval. The companies are working with the U.S. Food and Drug Administration (FDA) to determine the appropriate timing for submission for U.S. approval. Also in the first quarter, Aventis submitted its new OptiClik™ reusable pen for administering Lantus for regulatory approval in the U.S. and EU. The cartridge for the pen has also been submitted to the regulatory authorities in Japan.

Phase IIb decisions have been made for AVE-7688, the compound for hypertension as well as diabetic nephropathy. AVE-7688 is a potent ACE-NEP-inhibitor with promising improved treatment options in patients at high risk for end stage renal failure through pronounced organoprotection and remarkable nephroprotection. A fast onset and strong antihypertensive efficacy has been demonstrated in hypertensive patients. These are clear indications that the compound has a lower risk for angioedema than omapatrilat.

Aventis is awaiting approval of its quadrivalent meningococcal conjugate vaccine, Menactra. The FDA's Vaccine and Related Biological Products Advisory Board (VRBPAC) review meeting for Menactra vaccine is scheduled for September 2004. Based on anticipated licensure of Menactra vaccine, a working group of the Centers for Disease Control & Prevention's Advisory Committee on Immunization Practices is considering expanding the current meningococcal immunization recommendation beyond college freshman living in dormitories to cover younger adolescents as well. In addition, the Biological License Application (BLA) for Adacel, a trivalent booster vaccine for adults and adolescents against pertussis, diphtheria and tetanus, will be submitted to the FDA in the second half of 2004.

FIRST HALF PROFITABILITY ANALYSIS—2004 Group vs. 2003 Core Business

Total revenues (which includes co-promotion income from Actonel and other prescription drugs) rose 1.0% to € 8.333 billion in the first half of 2004 from € 8.253 billion in the year-ago period (+6.1% on an activity basis).

Net sales totaled € 8.166 billion compared to € 8.141 billion (up 5.3% on an activity basis). On a "like-to-like" basis (excluding divested products), the sales activity growth would have been +6.0% for the first semester.

Gross margin as a percentage of total revenues decreased to 73.8% in the first half of 2004 from 74.6% in the first half of 2003, due mainly to the negative currency translation impact. On a constant exchange rate basis, gross margin was almost at the same level as during the prior year.

Selling, general and administrative expenses and other operating income (expenses) were € 2.584 billion in the first half of 2004 (31.0% of total revenues) compared to € 2.643 billion (32.0% of total revenues) a year earlier, a decline of 2.2%. Excluding currency translation effects, SG&A and other operating income (expenses) increased 3.4%. Most of the increase came from higher selling and distribution expenses, with increased investments in new indications for strategic brands and in product launches (Ketek, Lantus, Sculptra) and in the U.S. with intensive promotional investments in Lovenox and Lantus as well as higher costs related to a sales force information systems project aiming at improving effectiveness. This increase was partly offset by higher gains on disposal of product rights such as Trandolapril.

Research and development spending decreased 9.0% to € 1.268 billion (15.2% of total revenues), compared to € 1.393 billion in the year-ago period (16.9% of total revenues). Excluding currency translation effects, R&D expenses were down 4.9% compared to the first half of 2003 which included milestone payments to Zealand and ProSkelia. In addition to the savings generated by the operational effectiveness program, this decrease was mainly due to the completion of major studies on Allegra and Ketek in 2003 and for which a significant amount was expensed in the first half of 2003. On the other hand, spending on Exubera and Apidra in the first half of 2003 was partly offset by higher development costs related to VEGF Trap (developed in cooperation with Regeneron Pharmaceuticals, Inc.), Lantus and Lovenox in the first half of 2004.

Restructuring expenses amounted to € 99 million in the first half of 2004 compared to € 63 million in the year-ago period. This increase reflects the costs related to the productivity initiatives launched in 2003 and 2004 in the prescription drugs business. The main actions relate to the reorganization of research and development activities, the continued rationalization of industrial sites and the enhancement of operational effectiveness in commercial operations.

Equity in earnings of affiliated companies increased to € 107 million in the first half of 2004 compared to € 102 million in the first half of 2003 (+11.3% excluding currency translation effects). However, those two figures are not directly comparable as the results of the major remaining non-core businesses are recorded under this line in 2004.

EBITA (operating income and equity in earnings of affiliated companies before goodwill amortization) amounted to € 2.303 billion in the first half of 2004 compared to € 2.155 billion in the year-earlier period, an increase of 6.9%. At constant exchange rates, EBITA rose by 14.6%. As a percentage of total revenues, the EBITA margin rose 1.5 percentage points to 27.6% from 26.1% in the year-ago period.

Miscellaneous non-operating income and expenses—net amounted to a loss of € 223 million in the first half of 2004 compared to a loss of € 92 million in the year-ago period. The first half 2004 amount includes marked-to-market adjustments for our investment in Rhodia and for our portfolio of investments in biotech companies (mainly Genta) as well as the costs related to the tender offer initiated by Sanofi-Synthélabo.

Income (loss) from discontinued operations (net of income taxes) amounted to a gain of € 1.0 million and relates to the therapeutic proteins business Aventis Behring, which has been accounted for as a discontinued operation in the first half of 2004 following its divestiture to CSL Limited on March 31, 2004.

Net income rose 7.2% to € 1.166 billion in the first half of 2004, from € 1.088 billion in the year-ago period, while basic earnings per share (EPS) rose 8.7% to € 1.50 from € 1.38 in the first half of 2003. Costs incurred in relation to the tender offer initiated by Sanofi-Synthélabo impacted EPS negatively by € 0.14. Excluding the impact of those costs, the EPS growth would have been 18.9%. Before goodwill amortization, EPS rose 6.1% to € 1.79 from € 1.68 in the year-ago period.

Aventis generated free cash flow of € 994 million in the first half of 2004 compared to € 157 million in the year-ago period. Free cash flow benefited from a reduced demand for industrial working capital and significant reduction of cash-out related to the divested non-core businesses.

Aventis net debt at the end of June 2004 was € 2.379 billion, reflecting a decrease of € 1.581 billion compared to the end of 2003. The main cash transactions that led to the reduction were the strong free cash flow, proceeds received from the divestment of Aventis Behring, the divestiture of non-strategic products. The decrease in net debt includes a payment of € 327 million to Bayer related to the adjustment of the original purchase price for Aventis CropScience, which was divested in June 2002.

AVENTIS PARENT COMPANY RESULTS

The Aventis parent company realized a net income of € 75 million for the first half of 2004 compared to € 770 million in the year-ago period. The decrease of the net income is mainly driven by a lower amount of dividends received (the dividends from Hoechst AG have not been received on June 30, 2004) as well as to the costs related to the tender offer initiated by Sanofi-Synthélabo.

UPDATE ON IMPLEMENTATION OF THE IFRS AT AVENTIS

The European Commission's Regulation No. 1606/2002 adopted in July 2002 requires European companies whose securities are traded on a regulated market (such as Euronext Paris) to prepare their consolidated financial statements under International Financial Reporting Standards (IAS/IFRS) for the financial year beginning on or after January 1, 2005. As a result, Aventis will phase out, in 2005, the current French GAAP reporting.

To prepare for this requirement, Aventis set up a project team in early 2003. The project team has proceeded to identify most current accounting differences between IAS/IFRS and French GAAP as applicable to Aventis. Over the course of 2004, Aventis is implementing all necessary changes to the information systems, procedures, internal organization and financial policies, in order to be able to produce IFRS-compliant financial statements in 2005 and on an ongoing basis. The Aventis management carefully monitors this project to ensure that Aventis continues to meet its financial reporting obligations.

The Aventis project team has identified the following major accounting differences between the current reporting standards and IAS/IFRS:

        — use of the exemptions granted under IFRS 1;

        — classification of various balance sheet items;

        — goodwill amortization;

        — share-based payments;

        — investments available-for-sale;

        — discounting of long-term liabilities or assets where the time value of money is material;

        — treatment of R&D expenses.

The project team is continuing to conduct its analysis in order to evaluate the financial impact of these differences.

Aventis do not anticipate any difficulties that would prevent the company from complying with the IAS/IFRS reporting requirements as from January 1st, 2005.

AVENTIS AND SANOFI POISED TO CREATE LEADING PHARMA GROUP

On April 25, 2004, Aventis and Sanofi-Synthélabo agreed on the terms and conditions of a substantially improved offer, compared to the initial offer on January 26, 2004, including a balanced governance structure for the new group, to be called Sanofi-Aventis. In the aggregate, the offer consideration consists of 71% Sanofi-Synthélabo shares and 29% cash. The improved offer valued Aventis in total at € 55.3 billion compared to € 48.5 billion for the initial offer, with the entire price increase being offered in cash. After reviewing this new offer, the Management Board and the Supervisory Board decided to recommend it to Aventis shareholders. This decision will pave the way for the creation of Europe's number one and the world's number three pharmaceuticals group by sales.

The tender offer period is scheduled to close on July 30, 2004.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Definition of Basic Earnings Per Share (EPS) before goodwill amortization: Basic EPS before goodwill amortization is an unaudited non-GAAP financial measure that we define as our consolidated net income excluding goodwill amortization divided by the unaudited number of our shares outstanding (at period end). We have included basic EPS before goodwill amortization in addition to the corresponding GAAP measure EPS which includes non-cash charges for goodwill amortization, because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations.

Definition of EBITA: EBITA is an unaudited non-GAAP financial measure that we define as operating income and equity in earnings of affiliated companies before goodwill amortization. We have included EBITA in addition to the corresponding GAAP measure operating income, which includes non-cash charges for goodwill amortization because we consider this non-GAAP measurement to more closely reflect the underlying business performance of our operations. Additionally, we use this measure to assess our financial performance

Definition of Free Cash Flow: Free Cash Flow is an unaudited non-GAAP measure that we define as cash from operational activities net of capital expenditures.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

Aventis shareholders are advised to read Aventis' Note d'information en réponse registered under visa no 04-510 with the Autorité des marchés financiers (the "AMF"). This document contains important information. Aventis shareholders are also advised to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aventis with the U.S. Securities and Exchange Commission (the "SEC"), as contains important information. The Note d'information en réponse and the Solicitation/ Recommendation Statement and other public filings made from time to time by Aventis with the AMF or the SEC are available without charge from the AMF's website at www.amf-france.org and from the SEC's website at www.sec.gov.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliates, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals; Alvesco, a trademark of ALTANA Pharma AG; Genasense, a trademark of Genta Inc.